Exhibit 99.1

PRESS RELEASE – November 18, 2013

All amounts expressed in US dollars unless otherwise indicated

Barrick Announces Pricing for Debt Tender Offer and Amendment to Maximum Tender Amount

TORONTO – Barrick Gold Corporation (NYSE: ABX) (TSX: ABX) (“Barrick”) announced today the Reference Yield, Total Consideration and Tender Offer Consideration in its cash tender offer (the “Tender Offer”) for specified series of outstanding notes (the “Notes”) issued by Barrick, Barrick (HMC) Mining Company, Barrick North America Finance LLC and Barrick (PD) Australia Finance Pty Ltd. (together, the “Offerors”). The Tender Offer commenced on October 31, 2013. The Offerors are offering to purchase Notes for an aggregate purchase price (including principal, premium and Accrued Interest) for all Offerors of up to the Maximum Tender Amount, as defined below and amended hereby to increase such amount in circumstances in which a series of Notes would otherwise be subject to a high proration percentage. The amount of a series of Notes that is purchased will be based on the order of priority for such series as set forth in the table below.

The Total Consideration and the Tender Offer Consideration for each series per $1,000 principal amount of Notes was determined by reference to the applicable fixed spread (the “Fixed Spread”) specified for such series over the applicable yield (the “Reference Yield”) based on the bid side price of the applicable reference U.S. Treasury Security (the “Reference U.S. Treasury Security”) specified for such series of Notes, as calculated by RBC Capital Markets, LLC and Barclays Capital Inc. (the “Dealer Managers”) at 2:00 p.m., New York City time, on November 18, 2013.

Holders of Notes validly tendered and not withdrawn at or prior to 5:00 p.m., New York City time, on November 15, 2013 (the “Early Tender Date”) and accepted for purchase will receive the Total Consideration, which consists of the applicable Tender Offer Consideration plus the early tender premium of $30.00 per $1,000 of principal amount of Notes accepted for purchase (the “Early Tender Premium”). Holders of Notes validly tendered after the Early Tender Date and accepted for purchase will receive the Tender Offer Consideration and not the Early Tender Premium. In addition, all holders of Notes accepted for purchase will receive accrued and unpaid interest on such notes from the last applicable interest payment date up to, but not including, the Settlement Date (as defined below) for the Tender Offer (“Accrued Interest”).

The following table presents the applicable consideration to be paid to each holder of Notes accepted for purchase and the Reference Yield used in the calculation of such consideration.

BARRICK GOLD CORPORATION	1	PRESS RELEASE

Notes	Reference U.S. Treasury Security	Reference Yield	Fixed Spread	Total Consideration(1)(2)	Early Tender Premium(1)(2)	Tender Offer Consideration(1)	Acceptance Priority Level
7.750% Notes due 2015(3)	0.25% due Oct 31, 2015	0.286%	+45	$1,106.74	$30.00	$1,076.74	1
2.90% Notes due 2016(3)	0.625% due Oct 15, 2016	0.538%	+45	$1,046.94	$30.00	$1,016.94	2
5.75% Notes due 2016(4)	0.625% due Oct 15, 2016	0.538%	+100	$1,117.66	$30.00	$1,087.66	3
2.50% Notes due 2018(3)	1.25% due Oct 31, 2018	1.317%	+90	$1,011.82	$30.00	$981.82	4
6.80% Notes due 2018(5)	1.25% due Oct 31, 2018	1.317%	+130	$1,186.87	$30.00	$1,156.87	5
6.95% Notes due 2019(3)	1.25% due Oct 31, 2018	1.317%	+170	$1,192.18	$30.00	$1,162.18	6
4.95% Notes due 2020(6)	2.50% due Aug 15, 2023	2.654%	+155	$1,039.82	$30.00	$1,009.82	7
4.40% Notes due 2021(5)	2.50% due Aug 15, 2023	2.654%	+195	$987.19	$30.00	$957.19	8
3.85% Notes due 2022(3)	2.50% due Aug 15, 2023	2.654%	+215	$935.10	$30.00	$905.10	9
4.10% Notes due 2023(3)	2.50% due Aug 15, 2023	2.654%	+230	$936.34	$30.00	$906.34	10

(1)	Per $1,000 principal amount of Notes validly tendered and accepted for purchase.
(2)	The Early Tender Premium is included in the Total Consideration for Notes validly tendered and not withdrawn in the Tender Offer at or prior to the Early Tender Date.
(3)	Barrick is the applicable Offeror for the 7.750% Notes due 2015, the 2.90% Notes due 2016, the 2.50% Notes due 2018, the 6.95% Notes due 2019, the 3.85% Notes due 2022 and the 4.10% Notes due 2023.
(4)	Barrick (HMC) Mining Company is the applicable Offeror for the 5.75% Notes due 2016.
(5)	Barrick North America Finance LLC is the applicable Offeror for the 6.80% Notes due 2018 and the 4.40% Notes due 2021.
(6)	Barrick (PD) Australia Finance Pty Ltd. is the applicable Offeror for the 4.95% Notes due 2020.

If Notes are validly tendered and not validly withdrawn such that the aggregate purchase price (including principal, premium and Accrued Interest) for such Notes exceeds the Maximum Tender Amount, Notes will only be purchased to the extent the aggregate purchase price for those Notes will not exceed the Maximum Tender Amount, and the Notes will be purchased in accordance with the Acceptance Priority Levels (in numerical priority order) set forth in the table above. Any validly tendered Notes of a higher Acceptance Priority Level will be accepted for purchase before any validly tendered Notes of a lower Acceptance Priority Level are accepted for purchase.

If there are sufficient remaining funds to purchase some, but not all, of the Notes tendered of any series, the amount of Notes of such series purchased will be subject to proration. However, if (1) a proration percentage greater than 95 percent would, but for the application of this sentence, apply to the validly tendered Notes of the series with the lowest Acceptance Priority Level for which Notes are accepted for purchase (such a series of Notes, the “High Proration Series”) and (2) the additional aggregate purchase price needed to accept for purchase all validly tendered Notes of the High Proration Series would be less than $20,000,000, then such Offeror will be required to accept for purchase all validly tendered Notes of the High Proration Series and, accordingly, proration will not apply. The definition of “Maximum Tender Amount” for the Tender Offer is hereby amended to equal $1,500,000,000 plus the additional aggregate purchase price (including principal, premium and Accrued Interest), not to exceed $20,000,000, needed to permit the applicable Offeror to accept for purchase all validly tendered Notes of the High Proration Series, if any.

Withdrawal rights with respect to Notes tendered expired at 5:00 p.m., New York City time, on November 15, 2013. Subject to the terms and conditions contained in the offer to purchase, dated October 31, 2013, (as amended hereby, the “Offer to Purchase”), holders may tender Notes until midnight, New York City time, on December 2, 2013, unless extended (the “Expiration Date”). Barrick announced on November 14, 2013 that the financing condition to the Tender Offer described in the Offer to Purchase had been met. Subject to the satisfaction or waiver of the remaining conditions to the Tender Offer, the Notes will be accepted for purchase and the applicable consideration is expected to be paid on December 3, 2013, unless the Expiration Date is extended (the “Settlement Date”). The terms and conditions of the Tender Offer are described in the Offer to Purchase and related letter of transmittal, dated October 31, 2013 (as amended hereby, the “Letter of Transmittal”), and remain unchanged except as amended hereby.

BARRICK GOLD CORPORATION	2	PRESS RELEASE

The Dealer Managers for the Tender Offer are RBC Capital Markets, LLC and Barclays Capital Inc. Questions regarding the Tender Offer may be directed to RBC Capital Markets, LLC at 877-381-2099 (toll-free) and 212-618-7822 (collect) or Barclays Capital Inc. at 800-438-3242 (toll-free) and 212-528-7581 (collect). Copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent, Global Bondholder Services Corporation at 866-470-3900 (toll-free) or 212-430-3774 (collect) or in writing at 65 Broadway, Suite 404, New York, NY 10006.

This press release is neither an offer to purchase, nor a solicitation of an offer to sell the Notes or any other securities. The Offerors are making the Tender Offer only by, and pursuant to, the terms of the Offer to Purchase and the related Letter of Transmittal. The Tender Offer is not being made in any jurisdiction in which the making of or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of the Offerors, their respective boards of directors, the Dealer Managers, the Information Agent or the trustees or indenture agents for the Notes make any recommendation as to whether Holders should tender or refrain from tendering their Notes, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decision as to whether to tender Notes and, if so, the principal amount of the Notes to tender.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

About Barrick Gold Corporation

Barrick is the world’s largest gold producer. Based in Toronto, the company operates mines and advanced exploration and development projects on four continents. Barrick’s shares are traded on the Toronto and New York stock exchanges under the symbol ABX.

INVESTOR CONTACT:	MEDIA CONTACT:

Amy Schwalm Vice President Investor Relations Telephone: +1 416 307-7422 Email: aschwalm@barrick.com	Andy Lloyd Vice President Communications Telephone: +1 416 307-7414 Email: alloyd@barrick.com

BARRICK GOLD CORPORATION	3	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “intend”, “expect”, “will”, “anticipate”, “may”, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	4	PRESS RELEASE